■ EX-99.1.
Investment Plan in Vietnam
•  This information is no more than a plan for the time being, which can be changed later.
The company has a plan for the investments in Vietnam.
The company will establish and operate the Cold Roll Plant with the capacity of 700 thousand ton per year by the time of Dec. 2009. (disclosed on 20. Oct. 2006)
And the company has a plan to establish the Hot Coil Roll Plant with the capacity of 3 million ton per year and will increase the producing capacity of the Cold Roll by the end of year 2012
The total amount of the investments is estimated about 1.13 billion US dollar including 361 million US dollar for the Cold Roll Plant construction.
•  This announcement is related with the disclosure on 20. Oct. 2006